

August 9, 2013

VIA E-Mail
Mr. Bryan K. Davis
Chief Financial Officer
Brookfield Canada Office Properties
Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario, Canada M5J 2T3

Re: **Brookfield Canada Office Properties**
       Form 40-F for the year ended December 31, 2012
       Filed on March 21, 2013
       File No. 001-35391

Dear Mr. Bryan K. Davis:

We have reviewed your response letter dated June 21, 2013 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2012

Exhibit 99.2

Operating Results, page 17

1.   We have considered your response to comment 8 of our letter dated June 7, 2013. You indicate on page 4 that commercial property net operating income does not have any standardized meaning prescribed by IFRS. Also, you state in your response to comment 4 of our letter dated June 7, 2013 that you intend to discuss your non-IFRS measures separately and after your discussion of operating results based on your IFRS financial statements. Given that commercial property net operating income is a non-IFRS measure, in future filings please provide a clear quantitative reconciliation in your non-

IFRS discussion section of commercial property operating income to the most directly comparable measure calculated in accordance with IFRS and presented in your financial statements.

Reconciliation of Funds From Operations to Adjusted Funds From Operations, page 20

2.   We have considered your response to comment 11 of our letter dated June 7, 2013. However, we continue to believe that the metrics "Normalized second-generation leasing commissions and tenant improvements" and "Normalized sustaining capital expenditures" may be misleading to investors. In future filings, please remove the column disclosing normalized annual activities and your discussion of the normalized amounts from the disclosure about your investment properties on page 10. Also, please use the actual historical amounts of second-generation leasing commissions and tenant improvements and sustaining capital expenditures that are recorded in your financial statements when calculating AFFO. We would not object to accompanying disclosure that discusses historical average and projected future expenditures provided that you include the appropriate explanatory disclosure regarding the reasonableness of the projections. For example, discuss your basis for and the limitations of the projections as well as any changes in assumptions and calculations from period to period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551- 3782 if you have any questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant